Annual Report

September 30, 2013

Ivy High Income Opportunities Fund
The Fund's common shares are listed on the New York
Stock Exchange and trade under the ticker symbol IVH

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle.



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy High Income Opportunities Fund

Ivy Funds



Henry J. Herrmann, CFA

Dear Shareholder,

The past 12 months brought volatility across the financial markets, with the key issues centering on politics, geopolitical concerns and confusing policy communication by central bankers.

Fixed-income markets became increasingly volatile over the summer as yields rose amid speculation that the Federal Reserve (Fed) was preparing to taper its quantitative easing program. Yields reversed course when the Fed did nothing in September. The Fed's decision provided credit markets with only a brief respite before concerns began to swell around Congress' failure to reach a budget agreement. Lack of a budget prompted fears that there would be a similar impasse on the October debate about increasing the debt ceiling, which could lead to a downgrade of U.S. debt or even default.

At the end of September, the benchmark 10-year Treasury was yielding 2.64%, compared with 1.65% a year earlier and 1.78% at the start of the calendar year. Amid the turmoil, the S&P 500 Index reached a new record high in late September of 1,725.52 before moving slightly lower by the end of the fiscal year.

Despite these issues, and the occasional market swings they can cause, the U.S. economy continued its steady growth, although at a slow pace. We've seen improvement in several key indicators, including gross domestic product, jobs growth, retail sales and the housing market. Internationally, a spike in China's overnight interbank lending rates and violent unrest in Syria, Turkey, Brazil and Egypt unsettled investors during the year and hurt currencies, fixed-income and equity markets in developing countries broadly.

Economic Snapshot

	9/30/13	9/30/12
S&P 500 Index	1,681.55	1,440.67
MSCI EAFE Index	1,818.23	1,510.76
10-Year Treasury Yield	2.64%	1.65%
U.S. unemployment rate	7.3%	8.1%
30-year fixed mortgage rate	4.28%	3.43%
Oil price per barrel	$ 102.33	$ 92.19

Sources: Bloomberg, U.S. Department of Labor, BankRate, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Ivy High Income Opportunities Fund



Bryan C. Krug

Below, Bryan C. Krug, portfolio manager of Ivy High Income Opportunities Fund, discusses positioning, performance and results. He has managed the Fund since its inception on May 29, 2013 and has 14 years industry experience.

Performance

From Fund inception May 29, 2013 through fiscal year-end September 30, 2013

High Income Opportunities Fund (at net asset value since inception May 29, 2013)	3.07%
High Income Opportunities Fund (at share price May 29, 2013)	–9.73%

Please note that results are average annual returns and are based only on the period between the end of the fiscal year and the Fund's inception on May 29, 2013.

The Ivy High Income Opportunities Fund invests primarily in a portfolio of high-yield corporate bonds of varying maturities and other fixed income instruments of predominately corporate issuers, including first and second lien loans.

Since the Fund's inception on May 29, 2013, our focus has been on building the investment positions within the portfolio, seeking to take advantage of our view of market inefficiencies. At the end of the fiscal year, the Fund was positioned as we expected, with net assets of $321.6 million. On a per-share basis, the Fund's net asset value rose from $19.10 (includes offering cost of $.04 per common share) at inception to $19.41 at the end of the fiscal year.

Market volatility

In recent months, market dislocation has been driven largely by Federal Reserve (Fed) policy. Fed officials began to signal a possible reduction in the Fed's $85 billion in monthly quantitative easing (QE) bond purchases at the start of the summer. With the Fed continuing to indicate the move might come in September, fixed income markets turned increasingly volatile over the summer. Within the high-yield sector, open-end bond mutual funds saw record outflows, prompting many open-end fund managers to liquidate investment positions to meet liquidity demands. As liquidity began to dissipate in the market, forced selling increased. As a result, the average price of bonds in the BofA Merrill Lynch High Yield Index dropped below par on June 25 after opening the month above $105. Where appropriate for the investment strategy, we took advantage of what we believed were valuation opportunities that the selloff created in the credit market.

In September, the Fed decided not to begin tapering as economic data did not meet previous Fed expectations, while political uncertainty about the then-building budget impasse generated another round of uncertainty on the political front. As a result, fixed income markets had a slight reversal late in the fiscal year.

Strategy

We expect our tenets about the type of companies in which we invest will remain consistent. We believe security selection, through bottom-up credit research of individual issuers, is central to achieving potentially above-market returns. We strive to be opportunistic and deploy capital in the portion of the capital structure that we believe has the most favorable risk-adjusted returns and attractive relative value.

Outlook

Some of the uncertainty we saw during the fiscal year will probably continue. In addition to the ongoing political concerns, the Fed will continue to hold significant sway over fixed income markets as investors try to determine when the Fed will begin to taper QE. In addition to the communication challenges caused by the Fed signaling a taper and then appearing to reverse course at the last minute, the Fed will also be under new leadership with Vice Chairman Janet Yellen nominated to succeed Ben Bernanke in January 2014.

We continue to believe that improving economic conditions bode well for credit investing because of what it signifies about credit quality. We believe high yield is better positioned than other fixed income segments in the event of an increase in interest rates and note that, as of the end of the fiscal year, approximately 30% of the Fund was in senior loans, which generally have lower interest rate risk than bonds because of their shorter duration.

The investment return, price, yields, market value and net asset value (NAV) of a fund's shares will fluctuate with market conditions. Closed-end funds frequently trade at a discount to their NAV, which may increase an investor's risk of loss. At the time of sale, your shares may have a market price that is above or below NAV, and may be worth more or less than your original investment. There is no assurance that the Fund will meet its investment objective.

Risk factors. The price of the Fund's shares will fluctuate with market conditions and other factors. Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than with higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle.

Ivy High Income Opportunities Fund

ALL DATA IS AS OF SEPTEMBER 30, 2013 (UNAUDITED)

Total Return(1)	Share Price	NAV
Commencement of operations (5-29-13) through 9-30-13	-9.73%	3.07%

Share Price/NAV Performance

Commencement of operations (5-29-13) through 9-30-13



■ Share Price
■ NAV
$21.00
$20.00
$19.00
$18.00
$17.00
5/29/13
9/30/13

Share Price/NAV	
Share Price	$17.80
NAV	$19.41
Discount to NAV(3)	(8.29)%
Share Price Yield(4)	8.43%
Structural Leverage Ratio(5)	32.38%
Total Structural and Effective Leverage Ratio(6)	32.40%

Asset Allocation (%'s based on total investments)

Bonds	**98.4%**
Corporate Debt Securities	78.0%
Loans	20.1%
Municipal Bonds	0.3%
Borrowings(2)	**-33.0%**
Cash Equivalents	**1.6%**

Quality Weightings (%'s based on total investments)

Investment Grade	**1.0%**
BBB	1.0%
Non-Investment Grade	**97.4%**
BB	17.7%
B	55.8%
CCC	22.3%
Non-rated	1.6%
Borrowings(2)	**-33.0%**
Cash Equivalents	**1.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

(1)**Past performance is not necessarily indicative of future performance.** *Total return is calculated by determining the percentage change in NAV or share price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Total return for a period of less than one year is not annualized. Performance at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, share price, share price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.*

(2)The Fund has entered into a borrowing arrangement with Bank of America, N.A. as a means of financial leverage. See Note 7 in the Notes to Financial Statements for additional information.

(3)The premium/discount is calculated as (most recent share price/most recent NAV) -1.

(4)Share price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the share price per share at September 30, 2013.

(5)Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.

(6)Total structural and effective leverage ratio is the Fund's effective leverage, and includes both structural leverage and the leverage effects of certain derivative instruments in the Fund's portfolio as a percentage of managed assets. The leverage effects of forward foreign currency contracts are included in the effective leverage values, in addition to any structural leverage.

Ivy High Income Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 4.8%		
Colt Defense LLC and Colt Finance Corp., 8.750%, 11–15–17	$ 108	$ 88
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12–15–20 (A)(H)	15,000	15,413
		15,501
Agricultural Products – 2.5%		
American Seafoods Group LLC, 10.750%, 5–15–16 (A)(H)	7,750	8,060
Air Freight & Logistics – 4.1%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19 (H)	11,711	13,116
Application Software – 0.3%		
ACI Worldwide, Inc., 6.375%, 8–15–20 (A)	971	988
Auto Parts & Equipment – 3.1%		
Schaeffler Holding Finance B.V.:		
6.875%, 8–15–18 (A)(B)(C)	EUR5,471	7,753
6.875%, 8–15–18 (A)(C)	$ 2,132	2,233
		9,986
Automotive Retail – 0.2%		
Sonic Automotive, Inc., 5.000%, 5–15–23	819	749
Broadcasting – 3.3%		
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (H)	10,000	10,325
Spanish Broadcasting System, Inc., 12.500%, 4–15–17 (A)	160	176
		10,501
Building Products – 2.9%		
CPG Merger Sub LLC, 8.000%, 10–1–21 (A)	1,061	1,078
HD Supply, Inc., 7.500%, 7–15–20 (A)(H)	8,100	8,394
		9,472
Cable & Satellite – 9.1%		
Cablevision Systems Corporation, 5.875%, 9–15–22 (H)	10,000	9,800
DISH DBS Corporation:		
6.750%, 6–1–21 (H)	$10,500	$11,039
5.875%, 7–15–22	2,000	1,970
Univision Communications Inc., 6.750%, 9–15–22 (A)(H)	5,926	6,252
		29,061
Casinos & Gaming – 0.7%		
MCE Finance Limited, 5.000%, 2–15–21 (A)	2,390	2,294
Communications Equipment – 3.8%		
Eagle Midco, Inc., 9.000%, 6–15–18 (A)(C)(H)	12,000	12,060
Construction Materials – 0.5%		
Hillman Group, Inc. (The), 10.875%, 6–1–18	1,500	1,620
Consumer Finance – 2.3%		
Creditcorp, 12.000%, 7–15–18 (A)(H)	5,000	4,900
MISA Investments Limited, 8.625%, 8–15–18 (A)	2,552	2,571
		7,471
Diversified Capital Markets – 1.2%		
Patriot Merger Corp., 9.000%, 7–15–21 (A)	3,827	3,942
Diversified Chemicals – 0.1%		
Celanese US Holdings LLC, 4.625%, 11–15–22	174	167
Diversified Metals & Mining – 4.5%		
FMG Resources Pty Ltd.:		
8.250%, 11–1–19 (A)	2,500	2,694
6.875%, 4–1–22 (A)(H)	12,000	11,999
		14,693
Diversified Support Services – 4.6%		
Algeco Scotsman Global Finance plc, 8.500%, 10–15–18 (A)(H)	10,575	11,183
Nexeo Solutions, LLC, 8.375%, 3–1–18 (H)	3,600	3,582
		14,765
Electronic Components – 4.9%		
WireCo WorldGroup Inc., 9.500%, 5–15–17 (H)	15,682	16,230
Electronic Manufacturing Services – 0.6%		
KEMET Corporation, 10.500%, 5–1–18 (H)	2,000	1,780
Finance – 4.4%		
Mobile Challenger Intermediate Group S.A., 8.750%, 3–15–19 (A)(B)(C)	EUR4,000	$ 4,919
Stearns Holdings Inc., 9.375%, 8–15–20 (A)	$ 3,571	3,643
TMX Finance LLC and TitleMax Finance Corporation, 8.500%, 9–15–18 (A)(H)	5,293	5,532
		14,094
Food Distributors – 0.9%		
U.S. Foodservice, Inc., 8.500%, 6–30–19 (H)	2,775	2,924
Health Care Facilities – 4.8%		
ConvaTec Finance International S.A., 8.250%, 1–15–19 (A)(C)	1,236	1,236
HCA Holdings, Inc., 6.250%, 2–15–21 (H)	8,335	8,470
Tenet Healthcare Corporation:		
6.000%, 10–1–20 (A)	1,592	1,628
8.125%, 4–1–22 (A)	4,337	4,527
		15,861
Health Care Services – 1.7%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (A)	5,000	5,425
Health Care Supply – 2.6%		
HCA Inc., 7.500%, 2–15–22 (H)	7,500	8,231
Hotels & Gaming – 0.9%		
Hilton Worldwide Finance, LLC, 5.625%, 10–15–21 (A)	2,937	2,944
Industrial Machinery – 0.6%		
Dynacast International LLC and Dynacast Finance Inc., 9.250%, 7–15–19	293	321
Gardner Denver, Inc. and Renaissance AcquisitionCorp., 6.875%, 8–15–21 (A)	1,656	1,635
		1,956

Ivy High Income Opportunities Fund *(in thousands)* SEPTEMBER 30, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 5.1%		
CenturyLink, Inc.:		
5.625%, 4–1–20	$ 349	$ 341
5.800%, 3–15–22 (H)	13,000	12,219
Verizon Communications Inc.:		
4.500%, 9–15–20	1,030	1,096
5.150%, 9–15–23	2,575	2,761
		16,417
Leasing – 1.7%		
Flexi-Van Leasing, Inc., 7.875%, 8–15–18 (A)	5,208	5,390
Leisure Facilities – 0.6%		
Regal Entertainment Group, 5.750%, 2–1–25	2,000	1,845
Movies & Entertainment – 0.6%		
Cinemark USA, Inc.:		
5.125%, 12–15–22	533	500
4.875%, 6–1–23	1,555	1,430
		1,930
Oil & Gas Refining & Marketing – 5.4%		
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (A)	3,074	3,109
Samson Investment Company, 10.250%, 2–15–20 (A)(H)	6,000	6,360
Shelf Drilling Holdings, Ltd., 8.625%, 11–1–18 (A)(H)	7,608	8,083
		17,552
Oil Services – 1.3%		
Foresight Energy LLC and Foresight Energy Finance Corporation, 7.875%, 8–15–21 (A)	2,075	2,074
Whiting Petroleum Corporation:		
5.000%, 3–15–19	1,002	1,005
5.750%, 3–15–21	931	957
		4,036
Paper Packaging – 3.5%		
Reynolds Group Holdings Limited:		
9.000%, 4–15–19	6,000	6,300
9.875%, 8–15–19 (H)	4,500	4,883
		11,183
Pharmaceuticals – 1.0%		
Valeant Pharmaceuticals International, Inc., 6.375%, 10–15–20 (A)	3,000	3,120

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 1.0%		
Prince Mineral Holding Corp, 11.500%, 12–15–19 (A)	$ 3,000	$ 3,195
Property & Casualty Insurance – 0.5%		
Hub International Limited, 8.125%, 10–15–18 (A)(H)	1,412	1,576
Retail Stores – 2.0%		
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (A)	81	83
Michaels FinCo Holdings, LLC, 7.500%, 8–1–18 (A)(C)	2,861	2,897
PC Nextco Holdings, LLC and PC Nextco Finance, Inc., 8.750%, 8–15–19 (A)(C)	826	826
Pinnacle Operating Corporation, 9.000%, 11–15–20 (A)	2,618	2,680
		6,486
Satellite – 2.4%		
Sirius XM Radio Inc.:		
5.875%, 10–1–20 (A)	1,079	1,088
5.750%, 8–1–21 (A)	2,399	2,387
4.625%, 5–15–23 (A)	4,586	4,185
		7,660
Service – Other – 3.9%		
AA Bond Co Limited, 9.500%, 7–31–19 (A)(B)	GBP3,464	6,028
Bankrate, Inc., 6.125%, 8–15–18 (A)	$ 1,360	1,357
B-Corp Merger Sub, Inc., 8.250%, 6–1–19 (H)	4,000	3,980
Nielsen Finance, 5.500%, 10–1–21 (A)	1,396	1,398
		12,763
Specialized Consumer Services – 4.0%		
Carlson Wagonlit B.V., 6.875%, 6–15–19 (A)	214	216
ServiceMaster Company (The), 8.000%, 2–15–20 (H)	12,660	12,534
		12,750

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs – 1.1%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19 (H)	$ 3,539	$ 3,627
Specialty Stores – 2.3%		
Takko Luxembourg 2 S.C.A., 9.875%, 4–15–19 (A)(B)	EUR5,500	7,255
Technology – 0.4%		
Artesyn Escrow, Inc., 9.750%, 10–15–20 (A)	$ 1,185	1,185
Textiles – 0.2%		
Quiksilver, Inc. and QS Wholesale, Inc., 7.875%, 8–1–18 (A)	577	602
Thrifts & Mortgage Finance – 3.3%		
Provident Funding Associates, L.P. and PFG Finance Corp.:		
10.125%, 2–15–19 (A)	2,725	3,011
6.750%, 6–15–21 (A)(H)	7,500	7,538
		10,549
Wireless – 3.5%		
Sprint Corporation:		
7.250%, 9–15–21 (A)	5,672	5,729
7.875%, 9–15–23 (A)	5,446	5,555
		11,284
TOTAL CORPORATE DEBT SECURITIES – 113.2%		**$364,296**
(Cost: $363,436)		

MUNICIPAL BONDS		
Puerto Rico – 0.5%		
PR Aqueduct and Sewer Auth Rev Bonds, Ser 2012A (Sr Lien):		
5.750%, 7–1–37	515	381
5.250%, 7–1–42	515	355
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	155	116
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–33	205	171

Ivy High Income Opportunities Fund (in thousands) SEPTEMBER 30, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Elec Power Auth, Power Rev Bonds, Ser WW, 5.500%, 7–1–38	$620	$444
		1,467
TOTAL MUNICIPAL BONDS – 0.5%		**$1,467**
(Cost: $1,430)		

LOANS	Principal	Value
Apparel Retail – 5.6%		
True Religion Apparel, Inc.:		
5.875%, 7–29–19 (D)	15,000	14,113
11.000%, 1–29–20 (D)	4,000	3,800
		17,913
Application Software – 0.9%		
Misys plc and Magic Newco, LLC:		
0.000%, 6–12–19 (D)	400	459
12.000%, 6–12–19 (D)	2,000	2,293
		2,752
Broadcasting – 2.3%		
PAW LUXCO II S.A.R.L., 0.000%, 7–29–17 (B)(D)	EUR6,000	7,513
Construction Materials – 0.6%		
Continental Building Products, LLC, 8.500%, 2–15–21 (D)	$1,103	1,100
Quickrete Holdings, Inc.:		
0.000%, 9–19–20 (D)	385	385
0.000%, 3–19–21 (D)	295	300
		1,785
Health Care Facilities – 0.6%		
Surgery Center Holdings, Inc., 9.750%, 4–11–20 (D)	2,000	1,990
Hotels & Gaming – 2.2%		
Hilton Worldwide Finance, LLC, 0.000%, 9–23–20 (D)	7,000	6,987

LOANS (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 0.3%		
Four Seasons Hotels Limited, 6.250%, 12–13–20 (D)	$799	$815
Independent Power Producers & Energy Traders – 1.3%		
Alinta Energy Finance PTY Limited:		
0.000%, 8–7–19 (D)	259	248
6.375%, 8–7–19 (D)	3,954	3,788
		4,036
Industrial Machinery – 0.9%		
Gardner Denver, Inc.:		
4.250%, 7–23–20 (D)	2,075	2,053
4.750%, 7–23–20 (B)(D)	EUR632	858
		2,911
IT Consulting & Other Services – 0.6%		
Triple Point Group Holdings, Inc., 5.250%, 7–11–20 (D)	$2,013	1,953
Leisure Facilities – 0.9%		
Northfield Park Associates LLC, 9.000%, 11–9–18 (D)	2,711	2,792
Metal & Glass Containers – 1.5%		
Evergreen Tank Solution, Inc., 9.500%, 9–11–18 (D)	4,960	4,934
Movies & Entertainment – 4.9%		
Yonkers Racing Corporation, 8.750%, 7–22–20 (D)	15,889	15,730
Oil & Gas Exploration & Production – 0.6%		
Fieldwood Energy, LLC, 0.000%, 9–30–20 (D)	1,787	1,780
Oil & Gas Storage & Transportation – 1.2%		
Bowie Resources Holdings, LLC:		
6.750%, 8–9–20 (D)	2,615	2,628
11.750%, 2–15–21 (D)	1,569	1,530
		4,158

LOANS (Continued)	Principal	Value
Other Diversified Financial Services – 1.1%		
Cetera Financial Group, Inc., 6.500%, 7–15–19 (D)	$3,500	$3,468
Paper Packaging – 0.7%		
FPC Holdings, Inc., 9.250%, 5–16–20 (D)	2,500	2,305
Research & Consulting Services – 1.6%		
Larchmont Resources, LLC, 8.250%, 8–1–19 (D)	5,294	5,277
Specialized Finance – 1.5%		
Orchard Acquisition Company, LLC, 9.000%, 2–4–19 (D)	4,978	4,997
TOTAL LOANS – 29.3%		**$94,096**
(Cost: $93,701)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.1%		
CVS Caremark Corporation, 0.180%, 10–4–13 (E)	3,500	3,500
Master Note – 1.2%		
Toyota Motor Credit Corporation, 0.100%, 10–2–13 (F)	3,807	3,807
TOTAL SHORT-TERM SECURITIES – 2.3%		**$7,307**
(Cost: $7,307)		
TOTAL INVESTMENT SECURITIES – 145.3%		**$467,166**
(Cost: $465,874)		
BORROWINGS (G) – (47.9%)		**(154,000)**
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%		**8,418**
NET ASSETS – 100.0%		**$321,584**

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2013, the total value of these securities amounted to $220,406 or 68.5% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro and GBP – British Pound).

(C) Payment-in-kind bonds.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013.

(E) Rate shown is the yield to maturity at September 30, 2013.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2013. Date shown represents the date that the variable rate resets.

(G) Borrowings Payable as a percentage of Total Investments is 33.0%.

(H) All or a portion of the security position has been pledged as collateral on open borrowings.

The following forward foreign currency contracts were outstanding at September 30, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Morgan Stanley International	3,600	10–23–13	$ —	$56
Sell	Euro	Morgan Stanley International	19,236	10–23–13	—	26
Sell	Swiss Franc	Morgan Stanley International	2,000	10–23–13	—	17
					$ —	$99

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$364,296	$ —
Municipal Bonds	—	1,467	—
Loans	—	58,775	35,321
Short-Term Securities	—	7,307	—
Total	$ —	$431,845	$35,321
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 99	$ —
Payable for Borrowing	$ —	$154,000	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Loans
Beginning Balance 5-29-13	$ —
Net realized gain (loss)	—*
Net change in unrealized appreciation (depreciation)	12
Purchases	35,371
Sales	(63)
Amortization/Accretion of premium/discount	1
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 9-30-13	$ 35,321
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-13	$ 12

There were no transfers between any Levels during the period ended September 30, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 9–30–13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Loans	$ 35,321	Third-party valuation service	Broker quotes

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy High Income Opportunities Fund

AS OF SEPTEMBER 30, 2013

(In thousands, except per share amounts)	
ASSETS	
Investments in unaffiliated securities at value+	$467,166
Investments at Value	**467,166**
Cash	2,497
Cash denominated in foreign currencies at value+	7,630
Investment securities sold receivable	12,903
Interest receivable	7,466
Prepaid and other assets	6
Total Assets	**497,668**
LIABILITIES	
Investment securities purchased payable	21,891
Trustees and Chief Compliance Officer fees payable	1
Investment management fee payable	13
Accounting services fees payable	11
Unrealized depreciation on forward foreign currency contracts	99
Payable for borrowing	154,000
Interest payable for borrowing	4
Other liabilities	65
Total Liabilities	**176,084**
Total Net Assets	**$321,584**
NET ASSETS	
Capital paid in	$315,769
Undistributed net investment income	3,520
Accumulated net realized gain	1,181
Net unrealized appreciation	1,114
Total Net Assets	**$321,584**
SHARES OUTSTANDING	16,567
NET ASSET VALUE PER SHARE	$19.41
+COST	
Investments in unaffiliated securities at cost	$465,874
Cash denominated in foreign currencies at cost	7,413

See Accompanying Notes to Financial Statements.

(In thousands)

INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$9,290
Total Investment Income	9,290
EXPENSES	
Investment management fee	1,435
Interest expense for borrowing	348
Custodian fees	5
Trustees and Chief Compliance Officer fees	2
Accounting services fees	41
Professional fees	65
Other	47
Total Expenses	**1,943**
Net Investment Income	**7,347**
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	2,357
Forward foreign currency contracts	(942)
Foreign currency exchange transactions	81
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	1,292
Forward foreign currency contracts	(99)
Foreign currency exchange transactions	(79)
Net Realized and Unrealized Gain	**2,610**
Net Increase in Net Assets Resulting from Operations	**$9,957**

See Accompanying Notes to Financial Statements.

Ivy High Income Opportunities Fund

(In thousands)	Period from 5-29-13 to 9-30-13
INCREASE (DECREASE) IN NET ASSETS	
Operations:	
Net investment income	$ 7,347
Net realized gain on investments	1,496
Net change in unrealized appreciation	1,114
Net Increase in Net Assets Resulting from Operations	**9,957**
Distributions to Shareholders From:	
Net investment income	(4,142)
Net realized gains	N/A
Total Distributions to Shareholders	**(4,142)**
Capital Share Transactions:	
Net proceeds from the sale of shares	316,331
Offering costs charged to paid-in capital	(662)
Net increase in net assets from share transactions	**315,669**
Net Increase in Net Assets	**321,484**
Net Assets, Beginning of Period	**100**
Net Assets, End of Period	**$321,584**
Undistributed net investment income	$ 3,520

See Accompanying Notes to Financial Statements.

STATEMENT OF CASH FLOWS
Ivy High Income Opportunities Fund

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 9,957
Adjustments to reconcile net increase in net assets from operations to net cash used for operating activities:	
Purchases of long-term investment securities	(622,126)
Proceeds from sales of long-term investment securities	165,668
Purchases of short-term portfolio investment securities, net	(7,293)
Increase in investment securities sold receivable	(12,903)
Increase in interest receivable	(7,466)
Increase in prepaid and other assets	(6)
Increase in investment securities purchased payable	21,891
Increase in Trustees and Chief Compliance Officer fees payable	1
Increase in investment management fees payable	13
Increase in accounting services fees payable	11
Interest payable for borrowing	4
Increase in other liabilities	65
Net change in unrealized depreciation forward foreign currency contracts	99
Net change in unrealized appreciation on investments	(1,292)
Net realized gain on investment securities	(2,357)
Net amortization on investment securities	234
Net cash used for operating activities	(455,500)
Cash flows provided by financing activities:	
Proceeds from the sale of shares	316,331
Payments for offering costs	(662)
Payments for income distributions	(4,142)
Proceeds from borrowing	154,000
Net cash provided by financing activities	465,527
Net increase in cash and foreign currency	10,027
Cash and foreign currency, at beginning of period	**100**
Cash and foreign currency, at end of period	**$ 10,127**
Supplemental disclosure of cash flow information:	
Interest expense paid during the period	$ 344

See Accompanying Notes to Financial Statements.

This page intentionally left blank.

	Period from 5-29-13 to 9-30-13
Net Asset Value, Beginning of Period	$19.10
Net Investment Income[1]	0.45
Net Realized and Unrealized Gain on Investments	0.15
Total From Investment Operations	0.60
Distributions From Net Investment Income	(0.25)
Common Shares Offering Costs	(0.04)
Net Asset Value, End of Period	$19.41
Share Price, End of Period	$17.80
Total Return[2] — Net Asset Value	3.07%
Total Return[2] — Share Price[6]	(9.73)%
Net Assets, End of Period (in millions)	$ 322
Managed Assets, End of Period (in millions)	$ 476
Ratio of Expenses to Average Net Assets	1.82%[3][5]
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.49%[3][5]
Ratio of Net Investment Income to Average Net Assets	6.88%[3][5]
Portfolio Turnover Rate	44%[4]

(1) Based on average weekly shares outstanding.

(2) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) For the period ended September 30, 2013.

(5) The annualized Ratio of Expenses to Average Managed Assets, Ratio of Expenses to Average Managed Assets Excluding Interest Expense and Ratio of Net Investment Income to Average Managed Assets were 1.35%, 1.11% and 5.12%, respectively, during the period ended September 30, 2013.

(6) Total investment return at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH."

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including first- and second-lien secured loans ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Fund's investment adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Fund periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended September 30, 2013, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., borrowings, dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that have been pledged to cover obligations of the Fund under borrowings or derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues and/or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), share price and distributions. Leverage risk can be introduced through regulatory leverage (borrowings) or through certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. The Fund may invest in loans. Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale. Certain loans contain provisions that obligate the Fund to fund future commitments at the borrower's discretion. See Note 9 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Indemnifications. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately realized at the time if the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE and are categorized in Level 2 of the fair value hierarchy.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Borrowings. The carrying amount approximates fair value due to the relatively short-term maturity of these financial instruments, and are classified as Level 2 under the three-tier fair valuation hierarchy. The Fund may use market transactions for identical or similar instruments or a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions and/or the perceived credit risk of the Fund as applicable. Consideration may also include an evaluation of collateral.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Fund's assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Fund may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. The Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present the offsetting of assets and liabilities as of September 30, 2013:

Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount
Ivy High Income Opportunities Fund							
Unrealized depreciation on forward foreign currency	$99	$—	$99	$—	$—	$—	$99

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of period ended September 30, 2013:

	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy High Income Opportunities Fund	Foreign currency		$—	Unrealized depreciation on forward foreign currency contracts	$99

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

| | | Net realized gain (loss) on: | | | | | |
	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Opportunities Fund	Foreign currency	$—	$—	$—	$—	$(942)	$(942)

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2013:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy High Income Opportunities Fund	Foreign currency	$—	$—	$—	$—	$(99)	$(99)

During the period ended September 30, 2013, the average derivative volume was as follows:

	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy High Income Opportunities Fund	$11,441	$11,403	$—	$—	$—	$—	$—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objective and Strategy

Ivy High Income Opportunities Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate 1.00% of the average daily value of the Fund's "Managed Assets". Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities other than the aggregate indebtedness entered into for purposes of leverage.

Accounting Services Fees. The Fund has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Administrative Fee. The Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net managed assets with no fee charged for net managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's net managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

6. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2013, were as follows:

| | Purchases | | Sales | |
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy High Income Opportunities Fund	$—	$622,126	$—	$165,668

7. BORROWINGS

The Fund has entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Bank of America, N.A. as a means of financial leverage. Interest is charged on the Borrowings at the British Bankers Association London Interbank Offered Rate ("BBA LIBOR") plus 0.75% on the amount borrowed. The Fund also accrues a commitment fee of 0.25% on the daily undrawn portion of the Facility Limit. The commitment fee shall be calculated monthly in arrears and be due and payable monthly in arrears on each interest payment date and maturity date. No commitment fee shall be due on any interest payment date where the average daily undrawn portion of the Facility Limit during the month for which payment would otherwise be due on such interest payment date is less than 20% of the Facility Limit.

During the period ended September 30, 2013, the average daily balance outstanding and weighted interest rate on the Borrowings were $120,729,729 and 0.935%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed and undrawn balance are each recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

8. CAPITAL SHARE TRANSACTIONS ($ amounts in thousands)

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Ivy High Income Opportunities Fund	
	Period from 5-29-13 to 9-30-13	
	Shares	Value
Shares issued from sale of shares	16,562	$316,331
Offering costs charged to paid-in capital in excess of par	—	(662)
Net increase	16,562	$315,669

The Fund paid all of its offering costs up to $0.04 per common share and the Adviser paid (i) all of the Fund's organizational expenses and (ii) the Fund's offering costs (other than the sales load) in excess of $0.04 per common share.

9. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended September 30, 2013, the Fund had outstanding bridge loan commitments of $2,605. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy High Income Opportunities Fund	$465,934	$5,378	$4,146	$1,232

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the period ended September 30, 2013 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy High Income Opportunities Fund	$4,142	$4,663	$—	$—	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2013, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy High Income Opportunities Fund	$315	$(315)	$—

To the Shareholders and Board of Trustees of Ivy High Income Opportunities Fund:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy High Income Opportunities Fund, as of September 30, 2013, and the related statements of operations, changes in net assets, cash flows, and the financial highlights for the period from May 29, 2013 through September 30, 2013. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2013, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Ivy High Income Opportunities Fund as of September 30, 2013, the results of its operations and its cash flows, the changes in its net assets, and the financial highlights for the period from May 29, 2013 through September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 15, 2013

DIVIDEND REINVESTMENT PLAN
Ivy High Income Opportunities Fund

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

The Fund is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Fund's day-to-day operations. The Trustees of the Fund are also trustees of 34 portfolios within the Ivy Funds (the "Ivy Trust"), an open-end management investment company. The Waddell & Reed Fund Complex (the "Fund Complex") is comprised of the Fund, the Ivy Trust and the "Advisors Fund Complex" (Waddell & Reed Advisors Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of the Waddell & Reed Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

The Board is classified into three classes—Class I, Class II and Class III—as nearly equal in number as reasonably possible, with the trustees in each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of shareholders, the successors to the class of trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors.

Under the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") and its Amended and Restated By-Laws (the "Bylaws"), a Trustee may serve as a Trustee until his or her term expires, or until he or she dies, resigns, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office, or removal. The Fund intends to hold annual meetings of shareholders so long as the Common Shares are listed on a national securities exchange and such meetings are required as a condition to such listing. Delaware law permits shareowners to remove Trustees under certain circumstances and requires the Trust to assist in shareowner communications.

The Statement of Additional Information (SAI) for the Fund includes additional information about the Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position(s) Held with The Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Since Inception Term – Class III	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present)	84	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services)(1985 to present); Member of Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member of Kansas State University Foundation (1981 to present); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Since Inception Term – Class I	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (1999 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present)	35	None

Name, Address and Year of Birth	Position(s) Held with The Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	Since Inception Since Inception Term – Class I	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present)	84	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (2003 to present) (non-profit); Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Since Inception Term – Class I	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities and acquisition law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present) Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989- 1996); Partner, Lane & Edson PC (law firm) (1987-1989)	35	Director, Thomas Foundation for Cancer Research (2005 to present)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Since Inception Term – Class III	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	84	Trustee of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 920 York Road Suite 350 Hinsdale IL 60521 1944	Trustee	Since Inception Term – Class II	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	35	Director of Executive Board, Cox Business School, Southern Methodist University; Lead Director of Northwestern Mutual Funds (29 portfolios overseen) (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Since Inception Term – Class II	Retired; formerly, CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992)	35	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present)

Interested Trustee

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment adviser, IICO.

Name, Address and Year of Birth	Position(s) Held with The Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Since Inception Term – Class II	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	84	Director of WDR, IICO, WRIMCO, WI Services Company (WISC), W&R Capital Management Group, Inc., and Waddell & Reed, Inc.; Trustee of each of the funds in the Advisors Fund Complex (49 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served with the Fund and Term of Office	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	Since Inception	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	Since Inception	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	Since Inception	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President General Counsel Assistant Secretary	Since Inception	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	Since Inception	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

APPROVAL OF INVESTMENT MANAGEMENT AGREEMENT
Ivy High Income Opportunities Fund

At a meeting of the Board of Trustees (the "Board") of Ivy High Income Opportunities Fund (the "Fund") held on February 25, 2013, the trustees, including all of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended ("Independent Trustees"), considered and approved the Investment Management Agreement (the "Agreement") between Ivy Investment Management Company ("IICO") and the Fund.

The Independent Trustees were assisted in their consideration of the Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO and the interested trustee. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its consideration of the Agreement, including, among other things, the nature and the quality of the services proposed to be provided to the Fund by IICO, IICO's potential profitability (including any fall-out benefits) from its proposed relationship with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreement are discussed below.

In considering the Agreement, the Board discussed the extensive presentation that Mr. Bryan Krug, an employee of IICO and the proposed portfolio manager of the Fund, had made on the manner by which he would manage the Fund, including its use of leverage. Although the Fund had not yet commenced operations and therefore the Board did not have specific information to examine, the Board concluded that the Fund appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Fund and the cost of the services proposed to be provided by IICO, including as compared to the other funds in the Ivy Funds family as well as comparable closed-end funds, and concluded that the proposed expenses of IICO were acceptable. The Board, however, did not discuss the projected profitability of IICO in managing the Fund because the Fund had not yet commenced operations, but noted that they would monitor profitability once the Fund begins operations and considered IICO's agreement to cap organizational expenses and initial offering expenses of the Fund. The Board considered the nature, extent and quality of services proposed to be provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund, their experience with IICO and Mr. Krug's management of the Ivy High Income Fund, as well as the materials previously provided to the Board on the Fund. In addition, the Board reviewed the resources and key personnel of IICO, especially those proposed to provide investment management services to the Fund. The Board also considered other services proposed to be provided to the Fund by IICO, based upon their current experiences with IICO, such as monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO are reasonable, considering the quality of the services currently provided by IICO to the other funds in the Ivy Funds family, on whose board each Board member serves. The Board also discussed whether IICO would derive any other direct or indirect benefits from serving as investment adviser to the Fund. After consideration of these and other factors, the Board concluded that neither IICO nor its affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreement with IICO. The Board did not discuss possible economies of scale because the Fund had not commenced operations, but took note of the Fund's proposed advisory fee schedule.

ANNUAL PRIVACY NOTICE
Ivy High Income Opportunities Fund

The following privacy notice is issued by Ivy High Income Opportunities Fund (the "Fund") and Ivy Investment Management Company (IICO).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Fund's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Fund's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

ANN-IVH (9-13)